

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 14, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Company
520 Cedar Street
Sandpoint, ID 83864

   Re: **Silver Butte Company**
      Item 4.01 Form 8-K
      Filed October 2, 2008
      File No. 001-05790

Dear Mr. McConnaughey:

  We sent you a letter dated October 7, 2008 regarding the filing referenced above. However, to date you have not filed an amendment or otherwise responded to our letter. File the amendment or otherwise respond without further delay or the staff will consider what other appropriate action is necessary.

  A courtesy copy of the revised filing should be sent to me at 202-772-9638 (fax). If you have any questions regarding this matter, contact me at 202-551-3650.

            Sincerely,

            Craig Arakawa
            Staff Accountant